UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell plc (“Shell”) statement re BP plc (“BP”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

FOR IMMEDIATE RELEASE

THIS ANNOUNCEMENT IS AN ANNOUNCEMENT UNDER RULE 2.8 OF THE UK CITY CODE ON TAKEOVERS AND MERGERS (THE “CODE”)

26 June 2025

Shell plc (“Shell”) statement re BP plc (“BP”)

In response to recent media speculation Shell wishes to clarify that it has not been actively considering making an offer for BP and confirms it has not made an approach to, and no talks have taken place with, BP with regards to a possible offer.

This is a statement to which Rule 2.8 of the Code applies and accordingly Shell confirms it has no intention of making an offer for BP. As a result Shell will be bound by the restrictions set out in Rule 2.8 of the Code.

We remain focused on delivering more value with less emissions through performance, discipline and simplification.

Under Note 2 on Rule 2.8 of the Code, Shell reserves the right to set the restrictions in Rule 2.8 aside in the following circumstances:

  with the agreement of the board of BP;
  if a third party announces a firm intention to make an offer for BP;
  if BP announces a Rule 9 waiver (see Note 1 of the Notes on Dispensations from Rule 9) or a reverse takeover (as defined in the Code); and
  if there has been a material change of circumstances (as determined by the Takeover Panel).

The contents of this announcement will be available at www.shell.com.

The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

ENQUIRIES

Shell Media Relations

International +44 207 934 5550; U.S. and Canada: Contact form

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: June 26, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary